Exhibit 99.2

Execution Copy

__________________________________________________

ATTUNIY LTD.

and

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

Rights Agent

BONUS RIGHTS AGREEMENT

Dated as of June 7, 2016

________________________________________________

TABLE OF CONTENTS

Page

Section 1.	Certain Definitions	1

Section 2.	Appointment of Rights Agent	6

Section 3.	Issue of Right Certificates	6

Section 4.	Form of Right Certificates	7

Section 5.	Countersignature and Registration	8

Section 6.	Transfer, Split-Up, Combination and Exchange of Rights Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates	9

Section 7.	Exercise of Rights; Purchase Price; Expiration Date of Rights	9

Section 8.	Cancellation and Destruction of Right Certificates	11

Section 9.	Reservation and Availability of Ordinary Shares	11

Section 10.	Ordinary Shares Record Date	12

Section 11.	Adjustment of Purchase Price, Number of Shares or Number of Rights	12

Section 12.	Certificate of Adjusted Purchase Price or Number of Shares	18

Section 13.	Consolidation, Merger or Sale or Transfer of Assets or Earning Power	19

Section 14.	Fractional Rights and Fractional Shares	20

Section 15.	Rights of Action	22

Section 16.	Agreement of Right Holders	22

Section 17.	Right Certificate Holder Not Deemed a Shareholder	23

Section 18.	Concerning the Rights Agent	23

Section 19.	Merger or Consolidation or Change of Name of Rights Agent	23

Section 20.	Duties of Rights Agent	24

Section 21.	Change of Rights Agent	26

Section 22.	Issuance of New Right Certificates	26

Section 23.	Redemption and Exchange	27

Section 24.	Notice of Certain Events	29

Section 25.	Notices	29

Section 26.	Supplements and Amendments	30

Section 27.	Successors	31

Section 28.	Benefits of this Rights Agreement	31

Section 29.	Severability	31

Section 30.	Governing Law	31

Section 31.	Counterparts	32

Section 32.	Descriptive Headings	32

Section 33.	Determination and Actions by the Board	32

Section 34.	Book Entry Shares	32

(ii)

BONUS RIGHTS AGREEMENT

This Bonus Rights Agreement, dated as of June 7, 2016, (this "Rights Agreement") between Attunity Ltd., an Israeli company (the "Company"), and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as Rights Agent (the "Rights Agent").

The Board of Directors of the Company (the “Board of Directors”) has authorized the distribution of one bonus right (a "Right") for each Ordinary Share (as defined below) of the Company outstanding on June 17, 2016 (the "Record Date"), each Right initially representing the right to purchase one half (1/2) of one Ordinary Share at the Purchase Price (as defined below) upon the terms and subject to the conditions set forth herein, and has further authorized the issuance of one Right with respect to each Ordinary Share that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are defined below) and, in certain circumstances provided in Section 22 hereof, after the Distribution Date.

Accordingly, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1.                   Certain Definitions For purposes of this Rights Agreement, the following terms have the meanings indicated:

(a)         "Acquiring Person" shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 11.0% or more of the Ordinary Shares of the Company then outstanding but shall not include (i) the Company; (ii) any wholly-owned Subsidiary of the Company; (iii) any employee benefit plan of the Company or of any Subsidiary or Affiliate of the Company; (iv) any entity holding shares of share capital of the Company for or pursuant to the terms of any such plan; (v) any Person who, along with such Person's Affiliates and Associates, is the Beneficial Owner of 11.0% or more of the Ordinary Shares outstanding as of the date hereof, provided that such Person, including such Person's Affiliates and Associates, does not acquire, after the date hereof, additional Ordinary Shares in excess of 1.0% of the Ordinary Shares of the Company then outstanding, exclusive of (x) Ordinary Shares acquired by such Person and such Person's Affiliates and Associates as a result of stock dividends, stock splits, recapitalizations or similar transactions in which the Company did not receive any consideration for issuing the Ordinary Shares; (y) Ordinary Shares acquired by such Person and such Person's Affiliates and Associates as a result of devises, bequests and intestate succession; and (z) Ordinary Shares acquired by such Person and such Person's Affiliates and Associates as a result of participation by such Person and such Person's Affiliates and Associates in any dividend reinvestment plan, stock option plan or other similar plan or arrangement of the Company or its Subsidiaries or Affiliates; (vi) any Person who, along with such Person’s Affiliates and Associates, becomes an Acquiring Person (as defined in the preceding clauses of this Section 1(a)) as a result of a Qualified Offer (as defined in Section 11(a)(ii) hereof); (vii) any Person who becomes an Acquiring Peron (as defined in the preceding clauses of this Section 1(a)) by virtue of acquiring Ordinary Shares as a result of participation by such Person and such Person’s Affiliates and Associates in any dividend reinvestment plan, stock option plan or other similar plan or arrangement of the Company or its Subsidiaries or Affiliates, provided that such Person, including such Person's Affiliates and Associates, does not acquire thereafter any additional Ordinary Shares, exclusive of (x) Ordinary Shares acquired by such Person and such Person's Affiliates and Associates as a result of stock dividends, stock splits, recapitalizations or similar transactions in which the Company did not receive any consideration for issuing the Ordinary Shares; (y) Ordinary Shares acquired by such Person and such Person's Affiliates and Associates as a result of devises, bequests and intestate succession; and (z) Ordinary Shares acquired by such Person and such Person's Affiliates and Associates as a result of participation by such Person and such Person's Affiliates and Associates in any dividend reinvestment plan, stock option plan or other similar plan or arrangement of the Company or its Subsidiaries or Affiliates; (viii) any Person who becomes, if the Board of Directors so determined in good faith, an Acquiring Person (as defined in the preceding clauses of this Section 1(a)) inadvertently or without knowledge of the terms of the Rights and who or which, together with all Affiliates and Associates, thereafter does not acquire additional Ordinary Shares while the Beneficial Owner of 11.0% or more of the Ordinary Shares then outstanding; provided that if  so requested by the Company, (x) such Person shall certify within ten (10) Business Days of being so requested, that such Person had acquired the Ordinary Shares inadvertently or without knowledge of the terms of the Rights and had no intention of changing or influencing control of the Company and (y) such Person shall promptly (and, in any event, within 30 days of being so requested) sell any shares acquired in excess of the applicable threshold that would have otherwise caused such Person to be an Acquiring Person; (ix) a Person who became an "Acquiring Person" as the result of an acquisition of Ordinary Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 11.0% or more of the Ordinary Shares then outstanding; provided, however, that if a Person who becomes the Beneficial Owner of 11.0% or more of the Ordinary Shares then outstanding by reason of share purchases by the Company shall, after such share purchases by the Company, become the Beneficial Owner of any additional Ordinary Shares constituting 1.0% or more of the Ordinary Shares then outstanding, then such Person shall be deemed to be an “Acquiring Person”.

(b)         "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations, as in effect on the date of this Rights Agreement, under the Exchange Act.

(c)         A Person shall be deemed the "Beneficial Owner" of and shall be deemed to "beneficially own" any securities:

(i)          which such Person or any of such Person's Affiliates or Associates, directly or indirectly, has the right to vote or dispose of or has "beneficial ownership" of (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security if the agreement, arrangement or understanding to vote such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations of the Exchange Act and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report);

(ii)         which such Person or any of such Person's Affiliates or Associates has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time or the satisfaction of any condition (whether or not within the control of such Person), compliance with regulatory requirements or otherwise) pursuant to any agreement, arrangement or understanding (whether or not in writing), or upon the exercise of conversion rights, exchange rights, rights (other than the Rights), warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, securities tendered pursuant to a tender or exchange offer made in accordance with applicable law by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange; or (B) the right to vote pursuant to any agreement, arrangement or understanding (whether or not in writing); provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security if the agreement, arrangement or understanding to vote such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations of the Exchange Act and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report);

(iii)         which are beneficially owned, directly or indirectly, by any other Person (or any Affiliate or Associate thereof) with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding (whether or not in writing) for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso to Section 1(d)(ii)(B)) or disposing of any securities of the Company; or

(iv)         which are the subject of, or the reference securities for, or that underlie, any Derivative Interest of such Person or any of such Person’s Affiliates or Associates, with the number of Ordinary Shares deemed Beneficially Owned being the notional or other number of Ordinary Shares specified in the documentation evidencing the Derivative Interest as being subject to be acquired upon the exercise or settlement of the Derivative Interest or as the basis upon which the value or settlement amount of such Derivative Interest is to be calculated in whole or in part or, if no such number of Ordinary Shares is specified in such documentation, as determined by the Board in its sole discretion to be the number of Ordinary Shares to which the Derivative Interest relates;

provided, however, that nothing in this paragraph (d) shall cause a Person engaged in business as an underwriter of securities to be the Beneficial Owner of, or to beneficially own, any securities acquired through such Person's participation in good faith in a firm commitment underwriting until the expiration of forty (40) days after the date of such acquisition and then only if such securities continue to be owned by such Person at such expiration of forty (40) days; and provided further, however, that any shareholder of the Company, with Affiliates(s), Associate(s) or other Person(s) who may be deemed representatives of it serving as director(s) of the Company, shall not be deemed to beneficially own securities held by other Persons as a result of (i) Affiliates or Associates of such shareholder serving as directors or taking any action in connection therewith, (ii) discussing the status of its Ordinary Shares with the Company or other shareholders of the Company similarly situated or (iii) voting or acting in a manner similar to other shareholders similarly situated, absent a finding by the Board of Directors of an agreement among such shareholders to act in concert with one another as shareholders so as to cause, in the good faith judgment of the Board of Directors, each such shareholder to be the Beneficial Owner of the Ordinary Shares held by the other shareholder(s).

(d)         "Business Day" shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

(e)         "Close of Business" on any given date shall mean 5:00 p.m., New York City time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 p.m., New York City time, on the next succeeding Business Day.

(f)         "Derivative Interests” means any derivative securities (as defined under Rule 16a-1 under the Exchange Act) that increase in value as the value of the underlying equity increases, including, but not limited to, a long convertible security, a long call option and a short put option position, in each case, regardless of whether (x) such interest conveys any voting rights in such security, (y) such interest is required to be, or is capable of being, settled through delivery of such security, or (z) transactions hedge the economic effect of such interest.

(g)         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(h)         "Final Expiration Date" means June 30, 2017 (as may be amended or extended pursuant to Section 26).

(i)         "Ordinary Shares" when used with reference to the Company shall mean the Ordinary Shares, par value NIS 0.40 per share, of the Company.  "Ordinary Shares" when used with reference to any Person other than the Company shall mean the share capital (or equity interest) with the greatest voting power of such other Person or, if such Person is a Subsidiary of another Person, the Person or Persons which ultimately control such first-mentioned Person.

(j)         "Person" shall mean any individual, partnership, firm, corporation or other entity, and shall include any successor (by merger or otherwise) of such entity, as well as any unincorporated group of individuals or entities that, by formal or informal agreement or arrangement (whether or not in writing), have embarked on a common purpose or act.

(k)         "Section 11 Event" shall mean any event described in Section 11(a)(ii) hereof.

(l)         "Securities Act" shall mean the Securities Act of 1933, as amended.

(m)         "Shares Acquisition Date" shall mean the earlier of the date of (i) the public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 13(d) of the Exchange Act) by the Company or an Acquiring Person that an Acquiring Person has become such or (ii) the public disclosure of facts by the Company or an Acquiring Person indicating that an Acquiring Person has become such or (iii) or such earlier date as a majority of the Board of Directors shall become aware of the existence of an Acquiring Person.

(n)         "Subsidiary" of any Person shall mean any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interests is owned, directly or indirectly, by such Person.

Section 2.             Appointment of Rights Agent The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights (who, in accordance with Section 3 hereof, shall, prior to the Distribution Date, also be the holders of the Ordinary Shares) in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Company may from time to time appoint such co-Rights Agents, as it may deem necessary or desirable, upon ten (10) Business Days prior written notice to the Rights Agent.  The Rights Agent shall have no duty to supervise, and shall in no event be liable for, the acts or omissions of any such co-Rights Agent.  The appointment of a co-Rights Agent shall not affect the rights of the Rights Agent hereunder.

Section 3.             Issue of Right Certificates (a)      Until the earlier of (i) the Close of Business on the tenth (10th) Business Day (or such later date as may be determined by the Board before the occurrence of the Distribution Date) after the Shares Acquisition Date (or, if the tenth Business Day after the Share Acquisition Date occurs before the Record Date, the close of business on the Record Date) or (ii) the Close of Business on the tenth (10th) Business Day (or such later date as the Board of Directors shall determine prior to such time as any Person becomes an Acquiring Person) after the date of the commencement of (within the meaning of Rule 14d-2 under the Exchange Act), a tender or exchange offer the consummation of which would result in any Person's becoming an Acquiring Person (including any such date which is after the date of this Rights Agreement and prior to the issuance of the Rights; the earlier of such dates referred to in clauses (i) and (ii) of this Section 3(a) being herein referred to as the "Distribution Date"), (x) the Rights will be evidenced (subject to the provisions of paragraph (b) of this Section 3) by the certificates for Ordinary Shares registered in the names of the holders thereof (which certificates for Ordinary Shares shall also be deemed to be Right Certificates) or, in the case of uncertificated Ordinary Shares registered in book entry form (“Book Entry Shares”), by notation in book entry (which certificates for Ordinary Shares and Book Entry Shares shall also be deemed to be Right Certificates for purposes hereof) and not by separate Right Certificates, and (y) the right to receive Right Certificates will be transferable only in connection with the transfer of Ordinary Shares.  The Board of Directors may defer the date set forth in clause (ii) of the preceding sentence to a specified later date or to an unspecified later date, each to be determined by action of the Board of Directors.  As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent will, if requested, send at the Company’s expense) by first-class, insured, postage-prepaid mail, to each record holder of Ordinary Shares as of the Close of Business on the Distribution Date (except the Acquiring Person), at the address of such holder shown on the records of the Company, a Right Certificate, in substantially the form of Exhibit A hereto, evidencing one Right for each Ordinary Share so held.  As of the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

(b)       At the request of any holder of Ordinary Shares, the Company will send or cause to be sent a copy of a Summary of Rights to Purchase Ordinary Shares, in substantially the form attached hereto as Exhibit B (the "Summary of Rights"), by first-class, postage-prepaid mail, to the address of such holder shown on the records of the Company.  With respect to certificates for Ordinary Shares outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates for Ordinary Shares registered in the names of the holders thereof.  Until the Distribution Date (or the earlier Redemption Date or Final Expiration Date), the surrender for transfer of any certificate for Ordinary Shares outstanding on the Record Date shall also constitute the transfer of the Rights associated with the Ordinary Shares represented thereby.

(c)       Certificates issued for Ordinary Shares (including, without limitation, certificates issued upon transfer or exchange of Ordinary Shares) after the Record Date but prior to the earliest of the Distribution Date, the Redemption Date or the Final Expiration Date shall have impressed on, printed on, or written on or otherwise affixed to them substantially the following legend (with respect to any Book Entry Shares, such legend shall be included in a notice to the record holder of such shares in accordance with applicable law):

"This certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Bonus Rights Agreement between Attunity Ltd. and the Rights Agent thereunder dated as of June 7, 2016 (as amended from time to time, the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of Attunity Ltd.  Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate.  Attunity Ltd. will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor.  Under certain circumstances, Rights issued to Acquiring Persons or any Affiliate or Associate thereof (as such terms are defined in the Rights Agreement) may become null and void."

With respect to such certificates containing the foregoing legend, until the Distribution Date (or the earlier Redemption Date or Final Expiration Date), the Rights associated with the Ordinary Shares represented by such certificates shall be evidenced by such certificates alone, and the surrender for transfer of any such certificate shall also constitute the transfer of the Rights associated with the Ordinary Shares represented thereby. In the event that the Company purchases or acquires any Ordinary Shares after the Record Date but prior to the Distribution Date, Redemption Date or Final Expiration Date, any Rights associated with such Ordinary Shares shall be deemed canceled and retired so that the Company shall not be entitled to exercise any Rights associated with the Ordinary Shares which are no longer outstanding.

Section 4.             Form of Right Certificates Each Right Certificate (and the forms of election to purchase Ordinary Shares and of assignment to be printed on the reverse thereof) shall be substantially the same as Exhibit A hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Rights Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or trading market on which the Rights may from time to time be listed or quoted for trading, or to conform to customary usage.  Each Right Certificate shall entitle the holder thereof to purchase such number of Ordinary Shares as shall be set forth therein at the price per share set forth therein (such price per whole Ordinary Share, the "Purchase Price"), but the number and kind of such shares and the Purchase Price shall be subject to adjustment as provided herein. In addition, the Company shall have the right to attach a certificate to any Right Certificate providing for the holder thereof to certify whether or not such Person is or was an Acquiring Person or an Affiliate or Associate thereof or whether such Person acquired the Rights evidenced by such Right Certificate from any such Person.  In the event the Company attaches such a certificate to any Right Certificate, proper execution of such certificate shall be a prerequisite to the exercise of the Rights associated therewith as set forth in the applicable provisions of this Rights Agreement.

Section 5.             Countersignature and Registration (a)     The Right Certificates shall be executed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer or any other officer authorized therefor either manually or by facsimile signature, shall have affixed thereto the Company's seal or a facsimile thereof and shall be attested by the Secretary or an Assistant Secretary of the Company, either manually or by facsimile signature.  The Right Certificates shall be countersigned by the Rights Agent, either manually or by facsimile signature, and shall not be valid for any purpose unless so countersigned.  In case any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates, nevertheless, may be countersigned by the Rights Agent, and issued and delivered by the Company with the same force and effect as though the Person who signed such Right Certificates had not ceased to be such officer of the Company; and any Right Certificate may be signed on behalf of the Company by any Person who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Company to sign such Right Certificate, although at the date of the execution of this Rights Agreement any such Person was not such an officer.

(b)           Following the Distribution Date, the Rights Agent will keep or cause to be kept, at its principal offices, books for registration and transfer of the Right Certificates issued hereunder.  Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates and the date of each of the Right Certificates.

Section 6.             Transfer, Split-Up, Combination and Exchange of Rights Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates (a)  Subject to the provisions of Section 14 hereof, at any time after the Close of Business on the Distribution Date, and at or prior to the Close of Business on the earlier of the Redemption Date or the Final Expiration Date, any Right Certificate or Right Certificates (other than Rights Certificates representing Rights that have become void pursuant to Section 11(a)(ii) hereof or that have been exchanged pursuant to Section 23(c) hereof) may be transferred, split up, combined or exchanged for another Right Certificate or Right Certificates, entitling the registered holder to purchase a like number of Ordinary Shares as the Right Certificate or Right Certificates surrendered then entitled such holder to purchase.  Any registered holder desiring to transfer, split up, combine or exchange any Right Certificate shall make such request in writing delivered to the Rights Agent and shall surrender the Right Certificate or Right Certificates to be transferred, split up, combined or exchanged at the principal office of the Rights Agent.  Thereupon the Rights Agent shall countersign and deliver to the Person entitled thereto a Right Certificate or Right Certificates, as the case may be, as so requested.  The Company may require payment from the holders of Right Certificates of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of such Right Certificates.

(b)           Upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and, at the Company's request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Right Certificate if mutilated, the Company will make and deliver a new Right Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered holder in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

Section 7.             Exercise of Rights; Purchase Price; Expiration Date of Rights (a)   The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date but at or prior to the earlier of (i) the Close of Business on the Final Expiration Date, or (ii) the time at which the Rights are redeemed or exchanged as provided in Section 23 hereof (the "Redemption Date") upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the principal office of the Rights Agent, together with payment of the Purchase Price for each Ordinary Share as to which the Rights are exercised.

(b)         The Purchase Price for one-half (1/2) of one Ordinary Share pursuant to the exercise of Rights shall initially be $70.00, which shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.

(c)         Upon receipt of a Right Certificate representing exercisable Rights, with the form of election to purchase duly executed, accompanied by payment of the Purchase Price for the shares to be purchased and an amount equal to any applicable transfer tax required to be paid by the holder of such Right Certificate in accordance with Section 9 hereof, by certified check or money order payable to the order of the Company, the Rights Agent shall thereupon promptly (i) requisition from any transfer agent of the Ordinary Shares (or make available, if the Rights Agent is the transfer agent) certificates for the number of Ordinary Shares to be purchased, and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests, (ii) when appropriate, requisition from the Company the amount of funds to be paid in lieu of issuance of fractional shares in accordance with Section 14 hereof, (iii) promptly after receipt of such certificates, cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated by such holder, and (iv) when appropriate, after receipt, promptly deliver such funds to or upon the order of the registered holder of such Right Certificate.

(d)         In case the registered holder of any Right Certificate shall exercise less than all the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent and delivered to the registered holder of such Right Certificate or to such holder's duly authorized assigns, subject to the provisions of Section 14 hereof.

(e)         Notwithstanding anything in this Rights Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a holder of Rights upon the occurrence of any purported transfer or exercise or exchange of Rights pursuant to Section 6 hereof or this Section 7 unless such holder shall have (i) completed and signed the certificate contained in the form of assignment or form of election to purchase set forth on the reverse side of the Right Certificate surrendered for such transfer or exercise or exchange and (ii) provided such additional evidence of the identity of the Beneficial Owner, former Beneficial Owner and/or Affiliates or Associates thereof as the Company shall reasonably request.

(f)         The Company shall use its best efforts, if then necessary to permit the issuance of Ordinary Shares upon the exercise of Rights, to (i) file, as soon as practicable following the earliest date after the first occurrence of a Section 11 Event on which the consideration to be delivered by the Company upon exercise of the Rights has been determined pursuant to this Rights Agreement (including in accordance with Section 11(a)(iii) hereof), or as soon as is required by law following the Distribution Date, as the case may be, a registration statement under the Securities Act, with respect to the Ordinary Shares or other securities purchasable upon exercise of the Rights on an appropriate form, (ii) cause such registration statement to become effective as soon as practicable after such filing and (iii) cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the earlier of (A) the date as of which the Rights are no longer exercisable for such Ordinary Shares or other securities and (B) the Final Expiration Date.  The Company will also take such action as may be appropriate under, or to ensure compliance with, the securities or "blue sky" laws of the various states and non-U.S. jurisdictions in connection with the exercisability of the Rights.  The Company may temporarily suspend, for a period of time not to exceed one hundred twenty (120) days after the date set forth in clause (i) of the first sentence of this Section 7(f), the exercisability of the Rights in order to prepare and file such registration statement and permit it to become effective or to comply with applicable securities law requirements of other jurisdictions.  Upon any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect.  In addition, if the Company shall determine that a registration statement or foreign equivalent is required following the Distribution Date, the Company may temporarily suspend the exercisability of the Rights until such time as a registration statement has been declared effective and any applicable foreign requirements have been satisfied.  Notwithstanding any provision of this Rights Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction if the requisite qualification in such jurisdiction shall not have been obtained or the exercise thereof shall not be permitted under applicable law or a registration statement shall not have been declared effective.

Section 8.                   Cancellation and Destruction of Right Certificates All Right Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or, if surrendered to the Rights Agent, shall be cancelled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Rights Agreement.  The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate acquired by the Company otherwise than upon the exercise thereof.  The Rights Agent shall deliver all cancelled Right Certificates to the Company, or shall, at the written request of the Company, destroy such cancelled Right Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.

Section 9.                   Reservation and Availability of Ordinary Shares (a) The Company covenants and agrees that it will use its best efforts to cause to be reserved and kept available out of its authorized and unissued Ordinary Shares, or any authorized and issued Ordinary Shares held in its treasury, the number of Ordinary Shares that will be sufficient to permit the exercise in full of all outstanding Rights.

(b)         So long as the Ordinary Shares issuable upon the exercise of Rights may be listed on any national securities exchange or quoted on the Nasdaq Stock Market, the Company shall use its best efforts to cause, from and after such time as the Rights become exercisable, all shares reserved for such issuance to be listed on such exchange or the Nasdaq Stock Market upon official notice of issuance upon such exercise.

(c)         The Company covenants and agrees that it will take all such action as may be necessary to ensure that all Ordinary Shares delivered upon exercise of Rights shall at the time of delivery of the certificates for such shares (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and non-assessable.

(d)         The Company further covenants and agrees that it will pay when due and payable any and all transfer taxes and charges which may be payable by the Company in respect of the issuance or delivery of the Right Certificates or of any Ordinary Shares upon the exercise of Rights.  The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Right Certificates to a Person other than, or the issuance or delivery of certificates for the Ordinary Shares in a name other than that of, the registered holder of the Right Certificate evidencing Rights surrendered for exercise or to issue or deliver any certificates for Ordinary Shares upon the exercise of any Rights until any such tax shall have been paid (any such tax being payable by the holder of such Right Certificate at the time of surrender) or until it has been established to the Company's satisfaction that no such tax is due.

Section 10.                 Ordinary Shares Record Date Each Person in whose name any certificate for Ordinary Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Ordinary Shares represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable transfer taxes) was made; provided, however, that if the date of such surrender and payment is a date upon which the Ordinary Shares transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Ordinary Shares transfer books of the Company are open.

Section 11.                  Adjustment of Purchase Price, Number of Shares or Number of Rights. The Purchase Price, the number of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

(a)      (i)  In the event the Company shall at any time after the date of this Rights Agreement (A) declare a dividend on the Ordinary Shares payable in Ordinary Shares, (B) subdivide the outstanding Ordinary Shares, (C) combine the outstanding Ordinary Shares into a smaller number of shares, or (D) issue any shares of its share capital in a reclassification of the Ordinary Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11(a), the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of share capital issuable on such date, shall be proportionately adjusted so that the holder of any Right duly exercised after such time shall be entitled to receive the aggregate number and kind of shares of share capital which, if such Right had been exercised immediately prior to such date and at a time when the Ordinary Shares transfer books of the Company were open, he or she would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; provided, however, that if the record date for any such dividend, subdivision, combination or reclassification shall occur prior to the Distribution Date, the Company may make an appropriate adjustment to the Purchase Price (taking into account any additional Rights which may be issued as a result of such dividend, subdivision, combination or reclassification), in lieu of adjusting (as described above) the number of Ordinary Shares (or other share capital, as the case may be) issuable upon exercise of the Rights.  If an event occurs which would require an adjustment under both Section 11(a)(i) and Section 11(a)(ii), the adjustment provided for in this Section 11(a)(i) shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 11(a)(ii).

(ii)      In the event any Person, at any time after the date hereof, shall become an Acquiring Person, unless the event causing such Person to become an Acquiring Person is an acquisition of Ordinary Shares determined by the Board of Directors to be (x) on terms that are fair to shareholders (taking into account all factors which such members of the Board of Directors deem relevant) and not inadequate and (y) otherwise in the best interests of the Company and its shareholders (collectively, a “Qualified Offer”), then, and in each such case, proper provision shall be made so that each holder of a Right, except as provided below, shall thereafter have a right to receive, upon exercise thereof in accordance with the terms of this Rights Agreement, such number of Ordinary Shares as shall equal the result obtained by (x) multiplying the then-current Purchase Price by the number of one-half (1/2) Ordinary Shares for which a Right is then exercisable and (y) dividing that product by 50% of the Current Market Price (as defined in Section 11(d) hereof) of the Ordinary Shares (such number of Ordinary Shares is herein called the "Adjustment Shares"); provided, however, that if the transaction that would otherwise give rise to the foregoing adjustment is also subject to the provisions of Section 13 hereof, then only the provisions of Section 13 hereof shall apply and no adjustment shall be made pursuant to this Section 11(a)(ii).  (To illustrate the adjustment in the immediately preceding sentence:  If (i) the then-current Purchase Price is $70.0, (ii) the number of "one-half Ordinary Shares for which a Right is then exercisable” is one and (iii) the then Current Market Price of the Ordinary Shares is $20.0 per share, then the Adjustment Shares per Right equals seven (7) Ordinary Shares.)  Notwithstanding the foregoing, upon the occurrence of any of the events listed above in this subparagraph (ii), any Rights that are or were on or after the earlier of the Distribution Date or Shares Acquisition Date beneficially owned by the Acquiring Person or any Associate or Affiliate of the Acquiring Person shall become null and void without any further action and no holder of such Rights shall have any rights whatsoever with respect to such Rights, whether under any provision of this Rights Agreement or otherwise.  Any Right Certificate issued pursuant to Section 3 hereof that represents Rights beneficially owned by an Acquiring Person or any Associate or Affiliate thereof and any Right Certificate issued at any time upon the transfer of any Rights to an Acquiring Person or any Associate or Affiliate thereof or to any nominee of such Acquiring Person, Associate or Affiliate, and any Right Certificate issued pursuant to Section 6, 7(d) or 22 hereof or this Section 11 upon transfer, exchange, replacement or adjustment of any other Right Certificate referred to in this sentence, shall contain the following legend (provided, however, that the Rights Agent shall not be responsible for affixing such legend unless a Responsible Officer of the Rights Agent has actual knowledge as to the foregoing circumstances or the Company has notified the Rights Agent in writing thereof):

"The Rights represented by this Right Certificate were issued to a Person who was an Acquiring Person or any Associate or Affiliate of an Acquiring Person or a nominee thereof.  This Right Certificate and the Rights represented hereby may become void in the circumstances specified in Section 11(a)(ii) of the Rights Agreement."

The term "Responsible Officer," when used with respect to the Rights Agent herein, shall mean the chairman of the board of managers, the president, the secretary, each corporate trust officer or any other authorized representative of the Rights Agent customarily performing functions similar to those performed by the Persons who at the time shall be such authorized representatives or officers or to whom any corporate trust matter is referred because of his knowledge of and familiarity with the particular subject.

(iii)  In the event that the number of Ordinary Shares which is authorized by the Company's articles of association but not outstanding or reserved for issuance for purposes other than upon exercise of the Rights is not sufficient to permit the exercise in full of the Rights in accordance with Section 11(a)(ii), the Company shall:  (A) determine the excess of (1) the value of the Adjustment Shares issuable upon the exercise of a Right (the "Current Value") over (2) the Purchase Price (such excess is herein called the "Spread"), and (B) with respect to each Right and to the extent permitted by applicable law, make adequate provision to substitute for the Adjustment Shares, upon exercise of the Rights, (1) cash, (2) a reduction in the Purchase Price, (3) Ordinary Shares or other equity securities of the Company (including, without limitation, shares, or units of shares, of preferred stock which the Board of Directors has deemed to have the same value as Ordinary Shares (such shares or units of shares of preferred stock are referred to herein as "Common Stock Equivalents")), (4) debt securities of the Company, (5) other assets, or (6) any combination of the foregoing, having an aggregate value equal to the Current Value, where such aggregate value has been determined by the Board of Directors; provided, however, if the Company shall not have made adequate provision to deliver value pursuant to clause (B) above within thirty (30) days following the later of (x) the first occurrence of a Section 11 Event and (y) the date on which the Company's right of redemption pursuant to Section 23(a) expires (the later of (x) and (y) being referred to herein as the "Section 11(a)(ii) Trigger Date"), then the Company, to the extent permitted by applicable law, shall be obligated to deliver, upon the surrender for exercise of a Right and without requiring payment of the Purchase Price, Ordinary Shares (to the extent available) and then, if necessary, cash, which Ordinary Shares and/or cash have an aggregate value (to the extent of the Company's cash resources then available) equal to the Spread.  If the Board of Directors shall determine in good faith that it is likely that sufficient additional Ordinary Shares could be authorized for issuance upon exercise in full of the Rights, the thirty (30) day period set forth above may be extended to the extent necessary, but not more than ninety (90) days after the Section 11(a)(ii) Trigger Date, in order that the Company may seek shareholder approval for the authorization of such additional Ordinary Shares (such period, as it may be extended, the "Substitution Period").  To the extent that the Company determines that some action should be taken pursuant to the first and/or second sentences of this Section 11(a)(iii), the Company (x) shall provide (except as otherwise provided herein), that such action shall apply uniformly to all outstanding Rights, and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek any authorization of additional securities and/or to decide the appropriate form of distribution to be made pursuant to such first sentence and to determine the value thereof.  In the event of any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect.  For purposes of this Section 11(a)(iii), the value of the Ordinary Shares shall be the Current Market Price of the Ordinary Shares on the Section 11(a)(ii) Trigger Date and the value of any Common Stock Equivalent shall be deemed to have the same value as the Ordinary Shares on such date.

(b)       In case the Company shall fix a record date for the issuance of rights or warrants to all holders of Ordinary Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Ordinary Shares (or securities convertible into Ordinary Shares) at a price per Ordinary Share (or having a conversion price per Ordinary Share, if a security convertible into Ordinary Shares) less than the Current Market Price of the Ordinary Shares (as defined in Section 11(d) hereof) on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Ordinary Shares outstanding on such record date plus the number of Ordinary Shares which the aggregate offering price of the total number of Ordinary Shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Current Market Price and the denominator of which shall be the number of Ordinary Shares outstanding on such record date plus the number of additional Ordinary Shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible).  In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement delivered to the Rights Agent.  Ordinary Shares owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation.  Such adjustments shall be made successively whenever such a record date is fixed; and in the event such rights or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

(c)       In case the Company shall fix a record date for the making of a distribution to all holders of the Ordinary Shares (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness or assets (other than a regular quarterly cash dividend out of the earnings or retained earnings of the Company) or subscription rights or warrants (excluding those referred to in Section 11(b) hereof), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the Current Market Price of the Ordinary Shares (as defined in Section 11(d) hereof) on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to one Ordinary Share and the denominator of which shall be such current per share market price of the Ordinary Shares.  Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

(d)       For the purpose of any computation hereunder, other than computations made pursuant to Section 11(a)(iii) hereof, the "Current Market Price" of the Ordinary Shares on any date shall be deemed to be the average of the daily closing prices per share of such Ordinary Shares for the thirty (30) consecutive Trading Days (as such term is hereinafter defined) immediately prior to such date, and for purposes of computations made pursuant to Section 11(a)(iii) hereof, the “Current Market Price” of the Ordinary Shares on any date shall be deemed to be the average of the daily closing prices per share of such Ordinary Shares for the ten (10) consecutive Trading Days immediately following such date; provided, however, that in the event that the Current Market Price of the Ordinary Shares is determined during a period following the announcement of (i) any dividend or distribution on such Ordinary Shares, payable in shares of such Ordinary Shares or securities convertible into shares of such Ordinary Shares (other than the Rights), or (ii) any subdivision, combination or reclassification of such Ordinary Shares, and the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification shall not have occurred prior to the expiration of the requisite thirty (30) Trading Day period or ten (10) Trading Day period, as set forth above, then, and in each such case, the Current Market Price shall be properly adjusted to take into account ex-dividend trading.  The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NASDAQ or, if the Ordinary Shares are not listed or admitted to trading on the NASDAQ, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Ordinary Shares are listed or admitted to trading or, if the Ordinary Shares are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported on the Nasdaq Stock Market or, if on any such date the Ordinary Shares are not quoted on the Nasdaq Stock Market, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Ordinary Shares selected by the Board of Directors.  If on any such date no market maker is making a market in the Ordinary Shares, the fair value of such Ordinary Shares on such date as determined in good faith by the Board of Directors shall be used.  The term "Trading Day" shall mean a day on which the principal stock market on which the Ordinary Shares are listed or admitted to trading is open for the transaction of business or, if the Ordinary Shares are not listed or admitted to trading on any stock market, a Business Day.  If the Ordinary Shares are not publicly held or not so listed or traded, "Current Market Price" shall mean the fair value per share as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes.

(e)       No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1.0% in such price; provided, however, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.  All calculations under this Section 11 shall be made to the nearest cent or to the nearest ten-thousandth (1/10,000) of an Ordinary Share or other share or security as the case may be.  Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three years from the date of the transaction which requires such adjustment or (ii) the date of the expiration of the right to exercise any Rights.

(f)       If as a result of an adjustment made pursuant to Section 11(a), the holder of any Right thereafter exercised shall become entitled to receive any share capital of the Company other than Ordinary Shares, thereafter the number of such other shares so receivable upon exercise of any Right shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Ordinary Shares contained in Section 11(a) through (c), inclusive, and the provisions of Sections 7, 9, 10, 13 and 14 hereof with respect to the Ordinary Shares shall apply on like terms to any such other shares.

(g)       All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of Ordinary Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h)       Unless the Company shall have exercised its election as provided in Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in Section 11(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of Ordinary Shares (calculated to the nearest one ten-thousandth) obtained by (i) multiplying (x) the number of Ordinary Shares covered by a Right immediately prior to this adjustment by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

(i)       The Company may elect on or after the date of any adjustment of the Purchase Price to adjust the number of Rights, in substitution for any adjustment in the number of Ordinary Shares issuable upon the exercise of a Right.  Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of Ordinary Shares for which a Right was exercisable immediately prior to such adjustment.  Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest ten-thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price.  The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made.  This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Right Certificates have been issued, shall be at least 10 days later than the date of the public announcement.  If Right Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment.  Right Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein (and may bear, at the option of the Company, the adjusted Purchase Price) and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

(j)       Irrespective of any adjustment or change in the Purchase Price or the number of Ordinary Shares issuable upon the exercise of the Rights, the Right Certificates theretofore and thereafter issued may continue to express the Purchase Price per share and the number of shares which were expressed in the initial Right Certificates issued hereunder.

(k)       Before taking any action that would cause an adjustment reducing the Purchase Price below the then par value, if any, of the Ordinary Shares issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable Ordinary Shares at such adjusted Purchase Price.

(l)       In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuing to the holder of any Right exercised after such record date the Ordinary Shares and other share capital or securities of the Company, if any, issuable upon such exercise over and above the Ordinary Shares and other share capital or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

(m)        Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it in its sole discretion shall determine to be advisable in order that any consolidation or subdivision of the Ordinary Shares, issuance wholly for cash of any of the Ordinary Shares at less than the Current Market Price, issuance wholly for cash of Ordinary Shares or securities which by their terms are convertible into or exchangeable for Ordinary Shares, stock dividends or issuance of rights, options or warrants referred to hereinabove in this Section 11, hereafter made by the Company to holders of its Ordinary Shares shall not be taxable to such shareholders.

(n)         The Company covenants and agrees that it shall not, at any time after the Distribution Date, (i) consolidate with any other Person (other than a Subsidiary of the Company in a transaction which complies with Section 11(o) hereof), (ii) merge with or into any other Person (other than a Subsidiary of the Company in a transaction which complies with Section 11(o) hereof), or (iii) sell or transfer (or permit any Subsidiary to sell or transfer), in one transaction or a series of related transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company and/or any of its Subsidiaries in one or more transactions each of which complies with Section 11(o) hereof), if (x) at the time of or immediately after such consolidation, merger or sale there are any rights, warrants or other instruments or securities outstanding or agreements in effect which would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights or (y) prior to, simultaneously with or immediately after such consolidation, merger or sale, the shareholders of the Person who constitutes, or would constitute, the "Principal Party" for purposes of Section 13(a) hereof shall have received a distribution of Rights previously owned by such Person or any of its Affiliates and Associates.

(o)       The Company covenants and agrees that, after the Distribution Date, it will not, except as permitted by Section 23 or Section 26 hereof, take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

Section 12.                 Certificate of Adjusted Purchase Price or Number of Shares Whenever an adjustment is made as provided in Sections 11 or 13 hereof, the Company shall (a) promptly prepare a certificate setting forth such adjustment, and a brief statement of the facts accounting for such adjustment, (b) promptly file with the Rights Agent and (if the Rights Agent is not the transfer agent) with each transfer agent for the Ordinary Shares a copy of such certificate, and (c) if such adjustment occurs after the Distribution Date, mail a brief summary thereof to each holder of a Right Certificate in accordance with Section 25 hereof. Notwithstanding the foregoing sentence, the failure by the Company to make such certification or give such notice shall not affect the validity of or the force or effect of the requirement for such adjustment.

Section 13.                 Consolidation, Merger or Sale or Transfer of Assets or Earning Power (a)     In the event that, following the Shares Acquisition Date, directly or indirectly, (i) the Company shall consolidate with, or merge with and into, any other Person, (ii) any Person shall consolidate with the Company, or merge with and into the Company and the Company shall be the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the Ordinary Shares shall be changed into or exchanged for stock or other securities of any other Person (or the Company) or cash or any other property, or (iii) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer), in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person, then, and in each such case, and except as contemplated by Section 13(d), proper provision shall be made so that (A) each holder of a Right (except as otherwise provided herein) shall thereafter have the right to receive, upon the exercise thereof in accordance with the terms of this Rights Agreement, such number of validly authorized and fully paid, non-assessable and freely tradable shares of the Principal Party (as such term is hereinafter defined) as shall be equal to the result obtained by (x) multiplying the then-current Purchase Price by the number of one-half Ordinary Shares for which a Right is then exercisable (without taking into account any adjustment previously made pursuant to Section 11(a)(ii)) and (y) dividing that product by 50% of the Current Market Price of the shares of such Principal Party (determined pursuant to Section 11(d) hereof) on the date of consummation of such consolidation, merger, sale or transfer; (B) such Principal Party shall thereafter be liable for, and shall assume, by virtue of such consolidation, merger, sale or transfer, all the obligations and duties of the Company pursuant to this Rights Agreement; (C) the term "Company" shall thereafter be deemed to refer to such Principal Party; and (D) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of its Ordinary Shares in accordance with Section 9 hereof) in connection with such consummation as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to its Ordinary Shares thereafter deliverable upon the exercise of the Rights.

(b)       "Principal Party" shall mean (i) in the case of any transaction described in Section 13(a)(i) or (ii), the Person that is the issuer of any securities into which Ordinary Shares are converted in such merger or consolidation, and if no securities are so issued, the Person that is the other party to such merger or consolidation, and (ii) in the case of any transaction described in Section 13(a)(iii), the Person that is the party receiving the greatest portion of the assets or earning power transferred pursuant to such transaction or transactions; provided, however, that in any such case, (A) if the shares of such Person are not at such time and have not been continuously over the preceding 12-month period registered under Section 12 of the Exchange Act and such Person is a direct or indirect Subsidiary of another Person the shares of which are and have been so registered, "Principal Party" shall refer to such other Person and (B) in case such Person is a Subsidiary, directly or indirectly, of more than one Person, the shares of two or more of which are and have been so registered, "Principal Party" shall refer to whichever of such Persons is the issuer of the shares having the greatest aggregate market value.

(c)       (i)  The Company shall not consummate any such consolidation, merger, sale or transfer unless the Principal Party shall have a sufficient number of authorized shares which have not been issued or reserved for issuance to permit the exercise in full of the Rights in accordance with this Section 13 and unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing for the terms set forth in Section 13(a) and (b) and further providing that, as soon as practicable after the date of any consolidation, merger, sale or transfer of assets mentioned in Section 13(a), such Principal Party will (A) prepare and file a registration statement under the Securities Act, with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form, and will use its best efforts to cause such registration statement to (1) become effective as soon as practicable after such filing and (2) remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the earlier of the Final Expiration Date or the Redemption Date, and (B) will deliver to holders of the Rights historical financial statements for the Principal Party and each of its Affiliates that comply in all respects with the requirements for registration on Form 10 (or a successor form) under the Exchange Act.  The Company shall not enter into any transaction of the kind referred to in this Section 13 if at the time of such transaction there are any rights, warrants, instruments or securities outstanding or any agreements or arrangements which, as a result of the consummation of such transaction, would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights.

    (ii)  The provisions of this Section 13 shall similarly apply to successive mergers or consolidations or sales or other transfers.  In the event that an event described in Section 13(a) shall occur at any time after the occurrence of an event described in Section 11(a)(ii), the Rights which have not theretofore been exercised shall thereafter become exercisable in the manner described in Section 13(a).

(d)       Notwithstanding anything in this Rights Agreement to the contrary, Section 13 shall not be applicable to a transaction described in Section 13(a)(i) or (ii), if either (A) (i) such transaction is consummated with a Person or Persons (or a Subsidiary of any such Person or Persons) who acquired Ordinary Shares pursuant to a Qualified Offer (as defined in Section 11(a)(ii)), (ii) the price per Ordinary Share offered in such transaction is not less than the price per Ordinary Share paid to all holders of Ordinary Shares whose shares were purchased pursuant to such tender offer or exchange offer, and (iii) the form of consideration being offered to the remaining holders of Ordinary Shares pursuant to such transaction is the same as the form of consideration paid pursuant to such tender offer or exchange offer or (B) upon the consummation of a transaction involving the Company pursuant to a merger or other acquisition agreement between the Company and any Person (or one or more of such Person’s Affiliates or Associates) which agreement has been approved by the Board of Directors prior to any Person becoming an Acquiring Person.  Upon consummation of any such transaction contemplated by this Section 13(d), all Rights hereunder shall expire.

Section 14.                 Fractional Rights and Fractional Shares (a)  The Company shall not be required to issue fractions of Rights or to distribute or cause the Rights Agent to distribute Right Certificates which evidence fractional Rights.  In lieu of such fractional Rights, to the extent permitted by applicable law, the Company may, at its option, pay to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole Right.  For the purposes of this Section 14(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable.  The closing price for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NASDAQ or, if the Rights are not listed or admitted to trading on the NASDAQ, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported on the Nasdaq Stock Market or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board of Directors.  If on any such date no such market maker is making a market in the Rights, the fair value of the Rights on such date as determined in good faith by the Board of Directors shall be used.

(b)      The Company shall not be required to issue fractions of Ordinary Shares upon exercise of the Rights or to distribute certificates which evidence fractional Ordinary Shares. In lieu of fractional Ordinary Shares, to the extent permitted by applicable law, the Company may, at its option, pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one Ordinary Share.  For purposes of this Section 14(b), the current market value of an Ordinary Share shall be the closing price of an Ordinary Share (as determined pursuant to the second sentence of Section 11(d) hereof) for the Trading day immediately prior to the date of such exercise.

(c)       The holder of a Right by the acceptance of the Rights expressly waives his right to receive any fractional Rights or any fractional Ordinary Shares upon exercise of a Right.

Section 15.                 Rights of Action All rights of action in respect of this Rights Agreement, except the rights of action given to the Rights Agent under Section 18 hereof, are vested in the respective registered holders of the Right Certificates (and, prior to the Distribution Date, the registered holders of the Ordinary Shares); and any registered holder of any Right Certificate (or, prior to the Distribution Date, of any Ordinary Shares), without the consent of the Rights Agent or of the holder of any other Right Certificate (or, prior to the Distribution Date, of any Ordinary Shares), may, in his/her own behalf and for his/her own benefit, enforce this Rights Agreement, and may institute and maintain any suit, action or proceeding against the Company to enforce this Rights Agreement, or otherwise enforce or act in respect of his/her right to exercise the Rights evidenced by such Right Certificate in the manner provided in such Right Certificate and in this Rights Agreement.  Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Rights Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person (including, without limitation, the Company) subject to this Rights Agreement.

Section 16.                 Agreement of Right Holders Every holder of a Right by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(a)       prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of the Ordinary Shares;

(b)       as of and after the Distribution Date, the Right Certificates are transferable only on the registry books of the Rights Agent if surrendered at the principal office of the Rights Agent, duly endorsed or accompanied by a proper instrument of transfer;

(c)       the Company may, and, upon appropriate instruction by the Company, the Rights Agent shall, deem and treat the Person in whose name the Right Certificate (or, prior to the Distribution Date, the associated Ordinary Shares certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificates or the associated Ordinary Shares certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary; and

(d)       notwithstanding anything in this Rights Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as a result of its inability to perform any of its obligations under this Rights Agreement by reason of any preliminary or permanent injunction or other order, judgment, decree or ruling (whether interlocutory or final) issued by a court or by a governmental, regulatory, self-regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, that the Company must use its reasonable best efforts to have any such injunction, order, judgment, decree or ruling lifted or otherwise overturned as soon as possible.

Section 17.                 Right Certificate Holder Not Deemed a Shareholder No holder, as such, of any Right Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the Ordinary Shares or any other securities of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a shareholder of the Company, including, without limitation, any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 24 hereof), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Right Certificate shall have been exercised in accordance with the provisions hereof.

Section 18.                 Concerning the Rights Agent (a)     The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder in accordance with a fee schedule to be mutually agreed upon and, from time to time, its reasonable expenses and reasonable counsel fees and other reasonable and customary disbursements incurred in the administration and execution of this Rights Agreement and the exercise and performance of its duties hereunder, provided that the incurrence of any such expenses shall be subject to the prior written approval of the Company, which approval shall not be unreasonably withheld.  The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Rights Agreement, including the costs and expenses (including reasonable attorney’s fees) of defending against any claim of liability in the premises, provided that the Company shall be entitled to control the defense of any such claim and shall not be liable for any settlement entered into without its prior written consent.

(b)         The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Rights Agreement in reliance upon any Right Certificate or certificate for Ordinary Shares or other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, instruction, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

Section 19.                  Merger or Consolidation or Change of Name of Rights Agent (a)      Any corporation into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated or converted, or any corporation resulting from any merger, conversion or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any corporation succeeding to the corporate trust business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Rights Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof.  In case at the time such successor Rights Agent shall succeed to the agency created by this Rights Agreement, any of the Right Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Rights Agreement.

(b)         In case at any time the name of the Rights Agent shall be changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Rights Agreement.

Section 20.                 Duties of Rights Agent The Rights Agent undertakes only the duties and obligations imposed by this Rights Agreement upon the following terms and conditions, by all of which the Company and the holders of Right Certificates, by their acceptance thereof, shall be bound:

(a)         The Rights Agent may consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent (excluding gross negligence, bad faith or willful misconduct of the Rights Agent) as to any action taken or omitted by it in good faith and in accordance with such opinion.

(b)         Whenever in the performance of its duties under this Rights Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) shall be deemed to be conclusively proved and established by a certificate signed by the Chief Executive Officer or Chief Financial Officer or any Vice President of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it in conformity with such certificate under the provisions of this Rights Agreement.

(c)         The Rights Agent shall be liable hereunder only for its own gross negligence, bad faith or willful misconduct.

(d)         The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Rights Agreement or in the Right Certificates (except as to its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

(e)         The Rights Agent shall not be under any responsibility in respect of the validity of this Rights Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Right Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Rights Agreement or in any Right Certificate; nor shall it be responsible for any adjustment required under the provisions of Sections 11 or 13 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after actual notice of any such adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Ordinary Shares to be issued pursuant to this Rights Agreement or any Right Certificate or as to whether any Ordinary Shares will, when so issued, be validly authorized and issued, fully paid and non-assessable.

(f)         The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Rights Agreement.

(g)         The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from the Chief Executive Officer or Chief Financial Officer or any Vice President of the Company, and to apply to such officer for advice or instructions in connection with its duties under this Rights Agreement, and it shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with instructions of such officer.

(h)         The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Rights Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

(i)         The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

(j)         At any time and from time to time after the Distribution Date, upon the written request of the Company, the Rights Agent shall promptly deliver to the Company a list, as of the most recent practicable date (or as of such earlier date as may be specified by the Company), of the holders of record of Rights.

(k)         Except as otherwise provided herein, the Rights Agent shall not be required to expend or risk its own funds in the performance of its duties or in the exercise of its rights hereunder.

Section 21.                 Change of Rights Agent The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Rights Agreement upon 30 days' notice in writing mailed to the Company and to each transfer agent of the Ordinary Shares by registered or certified mail.  The Company shall promptly notify the holders of the Right Certificates by first-class mail of any such resignation.  The Company may remove the Rights Agent or any successor Rights Agent upon 30 days' notice in writing to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Ordinary Shares (if different from the Rights Agent) and to the holders of the Right Certificates.  If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to such Rights Agent.  If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit his/her Right Certificate for inspection by the Company), then the Rights Agent or the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or of the State of New York (or of any other state of the United States so long as such corporation is authorized to do business in the State of New York), in good standing, having an office in the State of New York which is authorized under applicable laws to exercise corporate trust powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus, along with its Affiliates, of at least $50 million.  After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose upon payment in full to the predecessor Rights Agent of any outstanding fees and/or expenses.  Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Ordinary Shares (if different from the Rights Agent), and notify the same to the registered holders of the Right Certificates.  Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 22.                 Issuance of New Right Certificates Notwithstanding any of the provisions of this Rights Agreement or of the Rights to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Rights Agreement.  In addition, in connection with the issuance or sale of Ordinary Shares following the Distribution Date and prior to the redemption or expiration of the Rights, the Company (a) shall, with respect to Ordinary Shares so issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement of the Company or a Subsidiary or Affiliate thereof, granted or awarded as of the Distribution Date, or upon the conversion or exchange of any of the other securities convertible or exercisable into Ordinary Shares or hereinafter issued by the Company, and (b) may, in any other case, if deemed necessary or appropriate by the Board of Directors, issue Right Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) no such Rights Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Right Certificate would be issued, and (ii) no such Right Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

Section 23.                 Redemption and Exchange (a)       The Board of Directors may, at its option, at any time prior to the Close of Business on the earlier of (x) the tenth (10th) Business Day following the Shares Acquisition Date (or such later date as the Board of Directors shall determine, which determination to be made prior to the Close of Business on the tenth (10th) Business Day following the Shares Acquisition Date) and (y) the Final Expiration Date, redeem all but not less than all the then outstanding Rights at a redemption price of $0.001 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the "Redemption Price").  Notwithstanding anything contained in this Rights Agreement to the contrary, the Rights shall not be exercisable after the first occurrence of an event described in Section 11(a)(ii) until such time as the Company's right of redemption hereunder has expired.  The Company may, at its option, pay the Redemption Price in cash, Ordinary Shares of the Company (based on the Current Market Price of such Ordinary Shares at the time of redemption, provided, however, that, unless permitted by applicable law, the effective consideration per Ordinary Share paid to the Company shall not be less than the par value thereof) or any other form of consideration deemed appropriate by the Board of Directors. The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors, in its sole discretion, may establish.

(b)      Immediately upon the action of the Board of Directors ordering the redemption of the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the holders of Rights shall have no further rights other than the right to receive the Redemption Price.  Promptly after the action of the Board of Directors ordering the redemption of the Rights, the Company shall give notice of such redemption to the Rights Agent and the holders of the then outstanding Rights.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(c)      The Board of Directors may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 11(a)(ii) hereof) for Ordinary Shares at an exchange ratio of one half (1/2) Ordinary Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Person (other than the Company, any Subsidiary, any employee benefit plan of the Company or any such Subsidiary, or any entity holding Ordinary Shares for or pursuant to the terms of any such plan), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the Ordinary Shares then outstanding. The exchange of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors, in its sole discretion, may establish. Without limiting the foregoing, prior to effecting an exchange pursuant to this Section 23, the Board of Directors may direct the Company to enter into a Trust Agreement in such form and with such terms as the Board of Directors shall then approve (the “Trust Agreement”). If the Board of Directors so directs, the Company shall enter into the Trust Agreement and shall issue to the trust created by such agreement (the “Trust”) all of the Ordinary Shares issuable pursuant to the exchange (or any portion thereof that has not theretofore been issued in connection with the exchange). From and after the time at which such shares are issued to the Trust, all shareholders then entitled to receive Ordinary Shares pursuant to the exchange shall be entitled to receive such shares (and any dividends or distributions made thereon after the date on which such shares are deposited in the Trust) only from the Trust and solely upon compliance with the relevant terms and provisions of the Trust Agreement. Any Ordinary Shares issued at the direction of the Board of Directors in connection herewith shall be validly issued, fully paid and nonassessable Ordinary Shares.

(d)      Immediately upon the action of the Board of Directors ordering the exchange of any Rights pursuant to subsection (c) of this Section 23 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of Ordinary Shares equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give public notice of any such exchange; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company promptly shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange shall state the method by which the exchange of the Ordinary Shares for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 11(a)(ii) hereof) held by each holder of Rights.

(e)      In the event that there shall not be sufficient Ordinary Shares issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with this Section 23, the Company shall take all such action as may be necessary to authorize additional shares of Ordinary Shares for issuance upon exchange of the Rights.

(f)      The Company shall not be required to issue fractions of Ordinary Shares or to distribute certificates which evidence fractions of Ordinary Shares. In lieu of such fractions of Ordinary Shares, there shall be paid to the registered holders of the Right Certificates with regard to which such fractional shares of Ordinary Shares would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of an Ordinary Share. For the purposes of this subsection (f), the current market value of an Ordinary Share shall be the closing price of an Ordinary Share (as determined pursuant to the second sentence of Section 11(d) hereof) for the Trading Day immediately prior to the date of exchange pursuant to this Section 23.

Section 24.                 Notice of Certain Events (a)         In case the Company shall propose at any time after the Distribution Date (a) to pay any dividend payable in share capital of any class to the holders of Ordinary Shares or to make any other distribution to the holders of Ordinary Shares (other than a regularly quarterly cash dividend out of the earnings or retained earnings of the Company), or (b) to offer to the holders of Ordinary Shares rights or warrants to subscribe for or to purchase any additional Ordinary Shares or shares of share capital of any class or any other securities, rights or options, or (c) to effect any reclassification of its Ordinary Shares other than a reclassification involving only the subdivision of outstanding Ordinary Shares, or (d) to effect any consolidation or merger into or with, or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to, any other Person, or (e) to effect the liquidation, dissolution or winding up of the Company, then, in each such case, the Company shall give to the Rights Agent and to each holder of a Right Certificate, in accordance with Section 25 hereof, a written notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of the Ordinary Shares, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (a) or (b) above at least 10 days prior to the record date for determining holders of the Ordinary Shares for purposes of such action, and in the case of any such other action, at least 10 days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the Ordinary Shares whichever shall be the earlier.

(b)         In case any of the events set forth in Section 11(a)(ii) of this Rights Agreement shall occur, then, in any such case, the Company shall as soon as practicable thereafter give to the Rights Agent and to each holder of a Right Certificate, in accordance with Section 25 hereof, a written notice of the occurrence of such event, which shall specify the event and the consequences of the event to holders of Rights under Section 11(a)(ii) hereof.

Section 25.                 Notices Notices or demands authorized by this Rights Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if sent by hand delivery, courier, first-class mail, postage prepaid, or facsimile transmission addressed (until another address is delivered in writing to the Rights Agent) as follows:

Attunity Ltd.
16 Atir Yeda Street
Atir Yeda Industrial Park
Kfar Saba, 4464321, Israel
Attention:  Chief Financial Officer
Fax no.:  +972-9-899-3001

with a copy to (which shall not constitute notice):

Goldfarb Seligman & Co.
Electra Tower
98 Yigal Alon Street
Tel-Aviv 6789141, Israel
Facsimile:  + 972 (3) 521-2268
Attention: Ido Zemach, Adv.

Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Rights Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by hand delivery, courier, facsimile transmission, first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, N.Y. 11219
Attention:  Corporate Trust Department
Fax no.:  +1-718-331-1852

with a copy (which shall not constitute notice) to:

American Stock Transfer & Trust Company, LLC
48 Wall Street, 21st Floor
New York, New York 10005
Attention:  Legal Department

Notices or demands authorized by this Rights Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate (or, prior to the Distribution Date, to holders of Ordinary Shares) shall be sufficiently given or made if (i) sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company or (ii) publicly announced by the Company and filed with the Securities and Exchange Commission.

Section 26.                 Supplements and Amendments (a)       Prior to the Distribution Date subject to the provisions of Section 26(b), the Company and the Rights Agent shall, if the Company (upon approval of the Board of Directors) so directs, supplement or amend any provision of this Rights Agreement in any manner without the approval of any holders of certificates representing Ordinary Shares and the Rights; provided, however, that if the effect of such supplement or amendment would be to alter, amend or enlarge the scope or extent of the Rights Agent's duties, liabilities or obligations under Sections 18, 19, 20, 21 or this provision of this Section 26 hereof, such supplement or amendment shall only become effective with the prior written consent of the Rights Agent.  From and after the Distribution Date and subject to the provisions of Section 26(b), the Company and the Rights Agent shall, if the Company (upon approval of the Board of Directors) so directs, supplement or amend this Rights Agreement without the approval of any holders of Rights Certificates solely in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, (iii) to shorten or lengthen any time period hereunder, or (iv) to change or supplement the provisions hereunder in any manner which the Company may deem desirable but which does not adversely affect the interests of holders of Rights (other than an Acquiring Person).  Upon the delivery of a certificate from an officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 26, the Rights Agent shall execute such supplement or amendment.  Prior to the Distribution Date, the interests of the holders of Rights shall be deemed coincident with the interests of the holders of Ordinary Shares.

(b)      Notwithstanding anything herein to the contrary, no supplement or amendment shall be made to this Rights Agreement at a time when the Rights are not redeemable, except as contemplated by clause (i) or (ii) of the second sentence of Section 26(a) hereof.

Section 27.                Successors All the covenants and provisions of this Rights Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 28.                 Benefits of this Rights Agreement Nothing in this Rights Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Ordinary Shares) any legal or equitable right, remedy or claim under this Rights Agreement; but this Rights Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Ordinary Shares).

Section 29.                 Severability If any term, provision, covenant or restriction of this Rights Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Rights Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidate; provided, however, that notwithstanding anything in this Rights Agreement to the contrary, if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable and the Board of Directors determines in its good faith judgment that severing the invalid language from this Rights Agreement would adversely affect the purpose or effect of this Rights Agreement, the right of redemption set forth in Section 23 hereof shall be reinstated and shall not expire until the Close of Business on the tenth Business Day following the date of such determination by the Board of Directors.

Section 30.                 Governing Law; Venue This Rights Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed exclusively in accordance with the laws of such State, without regard to the principles or rules concerning conflicts of laws which might otherwise require application of the substantive laws of another jurisdiction.  The courts of the State of Delaware shall have exclusive jurisdiction for any disputes arising out of or in connection with this Rights Agreement.  The Company and each holder of Rights hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if such court shall lack subject matter jurisdiction, the United States District Court for the District of Delaware, over any suit, action or proceeding arising out of or relating to this Rights Agreement. The Company and each holder of Rights acknowledge that the forum designated by this Section 30 has a reasonable relation to this Rights Agreement and to such Persons’ relationship with one another. The Company and each holder of Rights hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding brought in any court referred to in this Section 30. The Company and each holder of Rights undertake not to commence any action subject to this Agreement in any forum other than the forum described in this Section 30. The Company and each holder of Rights agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon such Persons.

Section 31.                 Counterparts This Rights Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 32.                 Descriptive Headings Descriptive headings of the several Sections of this Rights Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 33.                 Determination and Actions by the Board of Directors (a)         The Board of Directors shall have the exclusive power and authority to administer this Rights Agreement and to exercise all rights and powers specifically granted to the Board of Directors or to the Company, or as may be necessary or advisable in the administration of this Rights Agreement, including, without limitation, the right and power to (a) interpret the provisions of this Rights Agreement, and (b) make all calculations and determinations deemed necessary or advisable for the administration of this Rights Agreement (including a determination to redeem or not redeem the Rights or to amend the Agreement).  All such actions, calculations, interpretations and determinations (including, for purposes of clause (ii) below, all omissions with respect to the foregoing) which are done, taken or made by the Board of Directors in good faith, shall (i) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties, and (ii) not subject the members of the Board of Directors to any liability to the holders of the Rights.

(b)         Without derogating from the foregoing, nothing herein shall be construed to derogate from the requirement under the Israeli Companies Law, 1999 to have certain decisions of the Board of Directors be first approved by the Audit Committee of the Board of Directors, if applicable.

Section 34.                 Book Entry Shares This Rights Agreement, including the procedures regarding certificated Ordinary Shares, shall apply to Book Entry Shares, mutatis mutandis.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Bonus Rights Agreement to be duly executed, all as of the day and year first above written.

ATTUNITY LTD. By: /s/ Dror Harel-Elkayam Name: Dror Harel-Elkayam Title: Chief Financial Officer and Secretary

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC By: Michael A. Nespoli Name: Michael A. Nespoli Title: Executive Director

Exhibit A

[Form of Bonus Right Certificate]

Certificate No. R-	__________ Bonus Rights

NOT EXERCISABLE AFTER JUNE 30, 2017 (AS MAY BE EXTENDED) OR EARLIER IF NOTICE OF REDEMPTION OR EXCHANGE IS GIVEN.  THE RIGHTS ARE SUBJECT TO REDEMPTION AT $0.001 PER RIGHT AND TO EXCHANGE ON THE TERMS SET FORTH IN THE BONUS RIGHTS AGREEMENT.  UNDER CERTAIN CIRCUMSTANCES, RIGHTS THAT ARE OR WERE ACQUIRED OR BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR ANY ASSOCIATES OR AFFILIATES THEREOF (AS SUCH TERMS ARE DEFINED IN THE BONUS RIGHTS AGREEMENT) OR ANY SUBSEQUENT HOLDER OF SUCH RIGHTS MAY BECOME NULL AND VOID.

Bonus Right Certificate

ATTUNITY LTD.

This certifies that __________, or registered assigns, is the registered owner of the number of bonus rights (the "Rights") set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Bonus Rights Agreement dated as of June 7, 2016 (the "Rights Agreement") between Attunity Ltd., an Israeli company (the "Company"), and American Stock Transfer & Trust Company, LLC, as Rights Agent (the "Rights Agent"), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to 5:00 p.m. (New York City time) on June 30, 2017 (as may be extended), at the principal office of the Rights Agent, or its successors as Rights Agent, one-half of one fully paid, non-assessable Ordinary Share, par value NIS 0.40 per share (the "Ordinary Shares"), of the Company, at a purchase price of $70.0 per share (the "Purchase Price"), upon presentation and surrender of this Right Certificate with the Form of Election to Purchase duly executed.  The number of Rights evidenced by this Right Certificate (and the number of shares which may be purchased upon exercise thereof) set forth above, and the Purchase Price set forth above, are the number and Purchase Price as of the date of the Rights Agreement, based on the Ordinary Shares as constituted at such date.

As provided in the Rights Agreement, the Purchase Price and the number of Ordinary Shares which may be purchased upon the exercise of the Rights evidenced by this Right Certificate are subject to modification and adjustment upon the happening of certain events.

This Right Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Right Certificates.  Copies of the Rights Agreement are on file at the principal offices of the Company and of the Rights Agent.

This Right Certificate, with or without other Right Certificates, upon surrender at the principal office of the Rights Agent, may be exchanged for another Right Certificate or Right Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of Ordinary Shares as the Rights evidenced by the Right Certificate or Right Certificates surrendered shall have entitled such holder to purchase.  If this Right Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Right Certificate or Right Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Company at its option at a redemption price of $0.001 per Right.  In addition, under certain circumstances, at any time after any Person becomes an Acquiring Person, the Board of Directors may exchange the Rights, in whole or in part, for Ordinary Shares. Immediately upon the action of the Board of Directors of the Company authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights which are not subject to such exchange) will terminate and the Rights will only enable holders to receive the Ordinary Shares issuable upon such exchange

The Company shall not be required to issue fractional Ordinary Shares upon the exercise or exchange of any Right or Rights evidenced hereby.

No holder of this Right Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Ordinary Shares or of any other securities of the Company which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Right Certificate shall have been exercised as provided in the Rights Agreement.

This Right Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.

Dated as of ________________.

ATTEST:	ATTUNITY LTD. By:___________________________ Name: Title:

Countersigned:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By____________________________
     Authorized Signature

Date:____________________________

[Form of Reverse Side of Right Certificate]

FORM OF ASSIGNMENT

[To be executed by the registered holder if such holder desires to transfer the Right Certificates.]

FOR VALUE RECEIVED ____________________________________

hereby sells, assigns and transfers unto _____________________________________________________________________________

_____________________________________________________________________________
[Please print name and address of transferee]

this Right Certificate and the Rights evidenced thereby, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________

Attorney, to transfer the within Right Certificate on the books of the within-named Company, with full power of substitution.

Dated:___________________
_________________________________
Signature

Signature Guaranteed:

_______________________________

The undersigned hereby certifies by checking the appropriate boxes that:

(1)  the Rights evidenced by this Right Certificate ☐ are ☐ are not beneficially owned by an Acquiring Person or an Affiliate or an Associate thereof and are not issued with respect to notional or other Ordinary Shares related to a Derivatives Interest described in clause (iv) of the definition of Beneficial Owner (as such terms are defined in the Agreement); and

(2)  after due inquiry and to the best knowledge of the undersigned, the undersigned ☐ did ☐ did not acquire the Rights evidenced by this Right Certificate from any person who is or was an Acquiring Person or an Affiliate or Associate thereof.

Dated:___________________

______________________________
Signature

FORM OF ELECTION TO PURCHASE

(To be executed if holder desires to
exercise the Right Certificate.)

To:  ATTUNITY LTD.

The undersigned hereby irrevocably elects to exercise ____________________ Rights represented by this Right Certificate to purchase the Ordinary Shares issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

Please insert social security
or other identifying number

_________________________________________________________________
(Please print name and address)

_________________________________________________________________

If such number of Rights shall not be all the Rights evidenced by this Right Certificate, a new Right Certificate for the balance remaining of such Rights shall be registered in the name of and delivered to:

Please insert social security
or other identifying number

_________________________________________________________________
(Please print name and address)

_________________________________________________________________

Dated:__________________

______________________________
 Signature

Signature Medallion Guaranteed:

__________________________________________

Signatures must be guaranteed by an “eligible guarantor institution” as defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended, which is a member of a recognized Medallion Signature Guarantee Program.-----------------------------------------------------------------

The undersigned hereby certifies by checking the appropriate boxes that:

(1)  the Rights evidenced by this Right Certificate ☐ are ☐ are not beneficially owned by an Acquiring Person or an Affiliate or an Associate thereof and are not issued with respect to notional or other Ordinary Shares related to a Derivatives Interest described in clause (iv) of the definition of Beneficial Owner (as such terms are defined in the Agreement); and

(2)  after due inquiry and to the best knowledge of the undersigned, the undersigned ☐ did ☐ did not acquire the Rights evidenced by this Right Certificate from any person who is or was an Acquiring Person or an Affiliate or Associate thereof.

Dated:_______________

______________________________
Signature

-----------------------------------------------------------------

NOTICE

The signature in the foregoing Forms of Assignment and Election must conform to the name as written upon the face of this Right Certificate in every particular, without alteration or enlargement or any change whatsoever.

In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Company will deem the beneficial owner of the Rights evidenced by this Right Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and, in the case of an Assignment, will affix a legend to that effect on any Right Certificates issued in exchange for this Right Certificate.

Exhibit B

SUMMARY OF BONUS RIGHTS TO PURCHASE
ORDINARY SHARES OF
ATTUNITY LTD.

The Board of Directors of Attunity Ltd. (the "Company") declared a distribution of one bonus right (a "Right") for each outstanding Ordinary Share, par value NIS 0.40 per share (the "Ordinary Shares"), of the Company.  The distribution is payable on June 17, 2016 (the "Record Date") to shareholders of record on that date.  Each Right initially entitles the registered holder to purchase from the Company one half (1/2) of one Ordinary Share at a price of $70.0 per share (the "Purchase Price"), subject to adjustments.  The description and terms of the Rights are set forth in a Bonus Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the "Rights Agent").

Until the earlier to occur of (i) ten business days following a public announcement that a person or group of affiliated or associated persons acquired, or obtained the right to acquire, beneficial ownership (including through entry into certain derivative positions) of 11.0% or more of the Ordinary Shares other than as a result of repurchases of Ordinary Shares by the Company (an "Acquiring Person"; the date of such public announcement being the “Shares Acquisition Date”) or (ii) ten business days following the commencement of a tender offer or exchange offer the consummation of which would result in any person's becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Ordinary Share certificates outstanding as of the Record Date by such Ordinary Share certificate.  A person who beneficially owns (including through entry into certain derivative positions) as of the Record Date 11.0% or more of the Ordinary Shares will not become an Acquiring Person unless and until such person thereafter acquires additional Ordinary Shares representing 1.0% or more of the Ordinary Shares of the Company then outstanding.

Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying Ordinary Shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended — are treated as beneficial ownership of (i) the notional or other number of Ordinary Shares to be acquired upon exercise or settlement of such instrument or as the basis upon which the value or settlement amount of such instrument is to be calculated, or (ii) if no such number of shares is specified in the relevant documentation of such instrument, that number of Ordinary Shares determined by the Board in its sole discretion to be the number of such shares to which such instrument relates.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Ordinary Shares.  Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Ordinary Share certificates issued after the Record Date upon transfer or new issuance of the Ordinary Shares will contain a notation incorporating the Rights Agreement by reference.  Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for Ordinary Shares will also constitute the transfer of the Rights associated with the Ordinary Shares represented by such certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Ordinary Shares as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire on June 30, 2017, unless earlier redeemed or exchanged by the Company as described below or unless such expiration date is extended.

The Purchase Price payable, and the number of Ordinary Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Ordinary Shares, (ii) upon the grant to all holders of the Ordinary Shares of certain rights or warrants to subscribe for Ordinary Shares or convertible securities at less than the current market price of the Ordinary Shares or (iii) upon the distribution to holders of the Ordinary Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings or dividends payable in Ordinary Shares) or of subscription rights or warrants (other than those referred to above).

In the event that a Person becomes an Acquiring Person, except pursuant to an offer to acquire Ordinary Shares which the Board of Directors of the Company (the “Board”)  determines to be fair and not inadequate and to otherwise be in the best interests of the Company and its shareholders, proper provision shall be made so that each holder of a Right, other than Rights that were beneficially owned by the Acquiring Person on the earlier of the Distribution Date or the Shares Acquisition Date (which Rights will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of Ordinary Shares having a market value of two times the exercise price of the Right.  If the Company does not have sufficient Ordinary Shares for this purpose, the Company may, to the extent permitted by applicable law, substitute cash, a reduction in the exercise price, other equity securities of the Company, debt securities of the Company, other assets, or any combination of the foregoing, having an aggregate value equal to the value which would have been realized if the Company had sufficient Ordinary Shares.  In addition, in the event that, at any time following the Shares Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Ordinary Shares are changed or exchanged, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, proper provision shall be made so that each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right.  For example, at an exercise price of $70.0 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in this paragraph would entitle its holder to purchase $140.0 worth of shares.  Assuming that the shares had a per share market value of $20.0 at such time, the holder of each valid Right would be entitled to purchase seven (7) shares for $70.0.

B - 2

At any time until ten business days following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.  In addition, at any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Ordinary Shares, the Board may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Ordinary Share per Right (subject to adjustment).

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.  While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Ordinary Shares (or other consideration) of the Company or for shares of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date.  After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to correct or supplement any provision which may be defective or inconsistent with any other provision therein, to shorten or lengthen any time period thereunder, or to make changes which do not adversely affect the interests of holders of Rights (other than an Acquiring Person).  The foregoing notwithstanding, no amendment may be made to the Rights Agreement when the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.

A copy of the Rights Agreement is being filed with the Securities and Exchange Commission.  A copy of the Rights Agreement is available free of charge from the Rights Agent.  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

B - 3